Exhibit 99.22

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Sharron Sylvester, B.Sc. (Geol), RPGeo AIG, and the information that I reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2020, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116, 333-198092 and 333-248813), filed with the United States Securities and Exchange Commission.

Dated this 30th day of March, 2021.

Yours very sincerely,

/s/ “Sharron Sylvester”
Sharron Sylvester, B.Sc. (Geol), RPGeo AIG
Technical Director – Geology
OreWin Pty Ltd